Gehl Company
Fixed Charge Coverage Ratio
Years Ended 2000 - Q2 2005

	Six Months Ended July 2, 2005	2005 Q2	2005 Q1	2004	2003	2002	2001	2000
Income before income taxes	15,978	8,518	7,460	19,985	3,354	1,605	3,546	14,856
+ Interest Expense	3,017	1,577	1,440	2,838	3,648	4,052	4,299	4,741

Total A	18,995	10,095	8,900	22,823	7,002	5,657	7,845	19,597
Interest Expense	3,017	1,577	1,440	2,838	3,648	4,052	4,299	4,741
+ Est. interest w/in rental expense	64	32	32	104	87	77	72	53

Total B	3,081	1,609	1,472	2,942	3,735	4,129	4,371	4,794
Fixed Charge Coverage Ratio Calculation
Total A	18,995	10,095	8,900	22,823	7,002	5,657	7,845	19,597
Total B	3,081	1,609	1,472	2,942	3,735	4,129	4,371	4,794
Fixed Charge Coverage Ratio	6.17	6.28	6.05	7.76	1.87	1.37	1.79	4.09